SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 23, 2006_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated November 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 23, 2006

BIOTECH HOLDINGS GRANTS STOCK OPTIONS TO EMPLOYEES

Vancouver, B.C., November 23, 2006 -. Biotech Holdings (the "Company", CDNX: BIO.V; OTC BB: BIOHF) has requested approval from the TSX Venture Exchange "the "Exchange") for the grant of stock options to three of the Company^s employees.

The options for which approval has been sought total 275,000 share options at $.10 US, vesting March 23, 2007 and expiring November 22, 2008. These stock options comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to approval by the TSX Venture Exchange.

Biotech Holdings Ltd. is based in Richmond, British Columbia and has a subsidiary, PharmaRoth Latin America S.A. de CV, with offices in Mexico City, Mexico. Through its subsidiary, Biotech Holdings sells it Sucanon diabetes drug in Mexico. For information on Sucanon see www.sucanonhealth.com.

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.